FIRST AMENDMENT TO RIGHTS AGREEMENT

This Amendment ("Amendment"), dated as of March 19, 2006, by and between SBS Technologies, Inc., a New Mexico corporation (the "Company"), and Wells Fargo Bank, N.A. (successor to Norwest Bank Minnesota, NA) as Rights Agent (the "Rights Agent"), constitutes the First Amendment to the Rights Agreement, dated as of September 15, 1997 by and between the Company and the Rights Agent (the "Rights Agreement"). All terms not otherwise defined herein shall have the meanings given such terms in the Rights Agreement. Unless otherwise specified herein, all section references made herein are references to sections in the Rights Agreement.

W I T N E S S E T H:

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may cause the Rights Agreement to be amended at any time prior to the time any Person becomes an Acquiring Person or an Adverse Person without the approval of any holders of Right Certificates;

WHEREAS, as of the date of this Amendment, no Person has become an Acquiring Person or an Adverse Person;

WHEREAS, on March 19, 2006, the Board authorized and approved the acquisition of the Company pursuant to the Merger Agreement (as defined below)

WHEREAS, in anticipation of and in connection with the execution and delivery of the Merger Agreement the Board authorized and approved an amendment of the Rights Agreement for the express purpose of rendering the Rights Agreement inapplicable to the execution and delivery of, or the consummation of the transactions contemplated by, the Merger Agreement, and any amendments thereto,

WHEREAS, the parties hereto desire to amend the Rights Agreement in certain respects on the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

1.   The Rights Agreement is hereby amended by:

(a)   Adding the following sentence at the end of the definition of "Acquiring Person" in Section 1 of the Rights Agreement:

"Notwithstanding the foregoing or any provision to the contrary in this Agreement, none of GE Fanuc Embedded Systems, Inc., a Delaware corporation ("Parent"), GME, Inc., a New Mexico corporation ("Merger Sub"), or any of their respective Affiliates or Associates (including, without limitation, General Electric Company and its Affiliates and Associates) is, nor shall any of them be deemed to be, an "Acquiring Person" by virtue of (i) their acquisition, or their right to acquire, beneficial ownership of Common Shares as a result of their execution and delivery of, or the consummation of the transactions contemplated by, the Agreement and Plan of Merger, dated as of March 19, 2006 (as it may be amended from time to time, the "Merger Agreement"), by and among the Company, Parent, and Merger Sub, and any agreements, documents or instruments executed or entered into by the Company and Parent or Merger Sub in connection with the Merger Agreement (collectively with the Merger Agreement, the "Transaction Documents"), or (ii) any other transaction contemplated by the Merger Agreement, it being the purpose of the Company in adopting this amendment to the Agreement that neither the execution of the Merger Agreement by any of the parties nor the consummation of the transactions contemplated thereby shall in any respect give rise to any provision of the Agreement becoming effective"

(b)   Adding the following sentence at the end of the definition of "Shares Acquisition Date" in Section 1 of the Rights Agreement:

"Notwithstanding the foregoing or any provision to the contrary in this Agreement, a "Shares Acquisition Date" will not occur by reason of the approval, execution or delivery of, or the consummation of the transactions contemplated by, the Transaction Documents, or any public announcement of any of the foregoing."

(c)   Adding the following sentence at the end of the definition of "Triggering Event" in Section 1 of the Rights Agreement:

"Notwithstanding the foregoing or any provision to the contrary in this Agreement, a "Triggering Event" will not occur by reason of the approval, execution and delivery of, or the consummation of the transactions contemplated by, the Transaction Documents, or any public announcement of any of the foregoing."

(d)   Adding the following sentence at the end of Section 3(a) of the Rights Agreement:

"Notwithstanding the foregoing or any provision to the contrary in this Agreement, a "Distribution Date" will not occur by reason of the approval, execution and delivery of, or the consummation of the transactions contemplated by, the Transaction Documents, or any public announcement of any of the foregoing."

(e)   Replacing clause (i) in Section 7(a) of the Rights Agreement with the following:

"(i)(1) the Close of Business on October 10, 2007 or (2) immediately prior to the Effective Time (as defined in the Merger Agreement) (the earlier of (1) and (2) being herein referred to as the "Final Expiration Date")".

(f)   Adding the following sentence at the end of Section 13(b) of the Rights Agreement:

"Notwithstanding the foregoing or any provision to the contrary in this Agreement, none of Parent, its Subsidiaries (including Merger Sub), Affiliates or Associates (including, without limitation, General Electric Company and its Affiliates and Associates), is, nor shall any of them be deemed to be, a Principal Party by virtue of (i) their acquisition, or their right to acquire, beneficial ownership of Common Shares as a result of their execution of the Merger Agreement, (ii) the consummation of the Merger (as defined in the Merger Agreement), or (iii) any other transaction contemplated by the Merger Agreement."

(g)   Adding the following Section 35 to the Rights Agreement:

"Section 35. Termination. This Agreement and the Rights established hereby will terminate in all respects immediately prior to the Effective Time (as defined in the Merger Agreement)."

2.   If for any reason the Merger Agreement is terminated or the Merger is abandoned, then this Amendment shall be of no further force and effect and the Rights Agreement shall remain exactly the same as it existed immediately prior to execution of this Amendment, and the Company shall promptly notify the rights Agent in writing to this effect.

3.   The Company expressly acknowledges that the purpose and intent of this Amendment is that the Rights Agreement and the Rights shall not apply to the transactions contemplated by the Transaction Documents.

4.   This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New Mexico.

5.   Except as expressly herein amended, the terms and conditions of the Rights Agreement shall remain in full force and effect.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

SBS TECHNOLOGIES, INC.

By: /s/ James E. Dixon
Name: James E. Dixon
Title: Executive Vice President

WELLS FARGO BANK, N.A.

By: /s/ Susan J. Roeder
Name: Susan J. Roeder
Title: Vice President